Exhibit 99.1

Sapiens Reports Second Quarter 2024 Financial Results

Rochelle Park, NJ, August 1, 2024 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced its financial results for the second quarter ended June 30, 2024.

Summary Results for Second Quarter 2024 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q2 2024	Q2 2023	% Change	Q2 2024	Q2 2023	% Change
Revenue	$136.8	$128.3	6.6%	$136.8	$128.4	6.6%
Gross Profit	$60.1	$54.7	10.0%	$62.5	$58.0	7.7%
Gross Margin	43.9%	42.6%	130 bps	45.7%	45.2%	50 bps
Operating Income	$21.9	$19.6	11.5%	$24.8	$23.4	6.1%
Operating Margin	16.0%	15.3%	70 bps	18.2%	18.2%	0 bps
Net Income (*)	$18.6	$15.4	20.9%	$21.0	$18.6	13.1%
Diluted EPS	$0.33	$0.28	17.9%	$0.37	$0.33	12.1%

(*)	Attributable to Sapiens’ shareholders

Roni Al-Dor, President and CEO of Sapiens, stated, “We are pleased to report that revenue reached $137 million this quarter, reflecting a 6.6% increase over the same period last year. This quarter demonstrated our strong execution capabilities, particularly with robust growth in North America and Europe. This quarter’s non-GAAP operating profit totaled $25 million, representing 18.2% of total revenue. Additionally, net income this quarter grew by 13%, and EPS per diluted share was $0.37 this quarter of 2024, up 12.1% from the second quarter of 2023”.

“We reiterate our 2024 guidance for non-GAAP revenues in a range of $550 million to $555 million and for non-GAAP operating margin in a range of 18.1%-18.5%,” concluded Mr. Al-Dor.

Quarterly Results Conference Call

Management will host a conference call and webcast on August 1, 2024, at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results. Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): 1-888-642-5032

International: 972-3-9180644

UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: https://veidan.activetrail.biz/sapiensq2-2024. A replay of the call will be available one business day following the completion of the event at the same link for 90 days.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, ARR, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Annual Recurring Revenue (“ARR”) as the annualized value of our revenue from customer subscriptions, term licenses, maintenance, application maintenance, and cloud solutions, which may not be the same as the timing and amount of revenue recognized. The ARR run rate is equal to the product of (i) the sum of these revenues in our most recently completed fiscal quarter, multiplied by (ii) four.

The Company defines Adjusted EBITDA as net profit, adjusted to eliminate valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalization of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies as well, in order to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business. The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back cash payments made for former acquisitions in respect of future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Investor and Media Contact	Investor Contacts

Yaffa Cohen-Ifrah	Brett Maas
Chief Marketing Officer and Head of	Managing Partner, Hayden IR
Investor Relations, Sapiens	+1 646-536-7331
Yaffa.cohen-ifrah@sapiens.com	Brett.Maas@HaydenIR.com
+1 917-533-4782
Kimberly Rogers
Managing Director, Hayden IR
+1 541-904-5075
kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, and are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, which we filled with the SEC on March 31, 2022, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	136,800	128,299	271,049	253,020
Cost of revenue	76,696	73,635	153,385	145,327

Gross profit	60,104	54,664	117,664	107,693

Operating expenses:
Research and development, net	16,809	15,746	33,330	31,363
Selling, marketing, general and administrative	21,412	19,297	41,929	37,816
Total operating expenses	38,221	35,043	75,259	69,179

Operating income	21,883	19,621	42,405	38,514

Financial and other expenses (income), net	(1,109)	562	(2,201)	1,759
Taxes on income	4,375	3,587	8,488	6,917

Net income	18,617	15,472	36,118	29,838

Attributable to non-controlling interest	-	69	141	239

Net income attributable to Sapiens’ shareholders	18,617	15,403	35,977	29,599

Basic earnings per share	0.33	0.28	0.65	0.54

Diluted earnings per share	0.33	0.28	0.64	0.53

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	55,797	55,196	55,771	55,176

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	56,163	55,582	56,072	55,576

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP revenue	136,800	128,299	271,049	253,020
Valuation adjustment on acquired deferred revenue	-	55	-	110
Non-GAAP revenue	136,800	128,354	271,049	253,130

GAAP gross profit	60,104	54,664	117,664	107,693
Revenue adjustment	-	55	-	110
Amortization of capitalized software	1,569	1,425	3,114	2,856
Amortization of other intangible assets	808	1,848	2,587	3,696
Non-GAAP gross profit	62,481	57,992	123,365	114,355

GAAP operating income	21,883	19,621	42,405	38,514
Gross profit adjustments	2,377	3,328	5,701	6,662
Capitalization of software development	(1,823)	(1,679)	(3,540)	(3,337)
Amortization of other intangible assets	1,223	1,084	2,456	2,160
Stock-based compensation	811	1,059	1,583	1,922
Acquisition-related costs *)	365	4	494	10
Non-GAAP operating income	24,836	23,417	49,099	45,931

GAAP net income attributable to Sapiens’ shareholders	18,617	15,403	35,977	29,599
Operating income adjustments	2,953	3,796	6,694	7,417
Taxes on income	(529)	(589)	(1,209)	(1,153)
Non-GAAP net income attributable to Sapiens’ shareholders	21,041	18,610	41,462	35,863

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as completed or prospective third-party services, such as tax, accounting and legal rendered.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023

GAAP operating profit	21,883	19,621	42,405	38,514

Non-GAAP adjustments:
Valuation adjustment on acquired deferred revenue	-	55	-	110
Amortization of capitalized software	1,569	1,425	3,114	2,856
Amortization of other intangible assets	2,031	2,932	5,043	5,856
Capitalization of software development	(1,823)	(1,679)	(3,540)	(3,337)
Stock-based compensation	811	1,059	1,583	1,922
Compensation related to acquisition and acquisition-related costs	365	4	494	10

Non-GAAP operating profit	24,836	23,417	49,099	45,931

Depreciation	1,095	976	2,192	2,031

Adjusted EBITDA	25,931	24,393	51,291	47,962

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023

Revenues	136,800	134,249	130,914	130,760	128,354
Gross profit	62,481	60,884	59,370	59,260	57,992
Operating income	24,836	24,263	24,152	24,058	23,417
Adjusted EBITDA	25,931	25,360	25,267	24,777	24,393
Net income to Sapiens’ shareholders	21,041	20,421	20,081	19,080	18,610

Diluted earnings per share	0.37	0.36	0.36	0.34	0.33

Annual Recurring Revenue (“ARR”)

U.S. dollars in thousands

Three months ended June 30,
2024	2023
168,593	150,417

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023

North America	57,918	55,158	54,882	54,848	52,116
Europe	66,072	68,727	65,239	64,662	62,960
Rest of the World	12,810	10,364	10,793	11,250	13,278

Total	136,800	134,249	130,914	130,760	128,354

Non-GAAP Revenue breakdown

U.S. dollars in thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023

Software products and re-occurring post-production services (*)	98,044	82,559	192,285	164,401
Pre-production implementation services (**)	38,756	45,795	78,764	88,729

Total Revenues	136,800	128,354	271,049	253,130

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023

Software products and re-occurring post-production services (*)	52,237	42,437	102,577	87,286
Pre-production implementation services (**)	10,244	15,555	20,788	27,069

Total Gross profit	62,481	57,992	123,365	114,355

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023

Software products and re-occurring post-production services (*)	53.3%	51.4%	53.3%	53.1%
Pre-production implementation services (**)	26.4%	34.0%	26.4%	30.5%

Gross Margin	45.7%	45.2%	45.5%	45.2%

(*)	Software products and re-occurring post-production services include mainly subscription, term license, maintenance, application maintenance, cloud solutions and post-production services. This revenue stream is a mix of recurring and re-occurring in nature.

(**)	Pre-production implementation services include mainly implementation services before go-live, which are one-time in nature.

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023

Cash-flow from operating activities	8,545	18,488	38,646	3,988	14,603
Increase in capitalized software development costs	(1,823)	(1,717)	(1,543)	(1,638)	(1,679)
Capital expenditures	(666)	(466)	(421)	(696)	(775)
Free cash-flow	6,056	16,305	36,682	1,654	12,149

Cash payments attributed to acquisition-related costs(*) (**)	134	751	221	-	-

Adjusted free cash-flow	6,190	17,056	36,903	1,654	12,149

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as completed or prospective third-party services, such as tax, accounting and legal rendered.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	June 30,	December 31,
	2024	2023
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	122,646	126,716
Short-term bank deposit	63,800	75,400
Trade receivables, net and unbilled receivables	102,101	90,273
Other receivables and prepaid expenses	20,258	22,514
Total current assets	308,805	314,903

LONG-TERM ASSETS
Property and equipment, net	12,065	12,661
Severance pay fund	3,360	3,605
Goodwill and intangible assets, net	307,231	317,352
Operating lease right-of-use assets	20,505	23,557
Other long-term assets	15,571	17,546
Total long-term assets	358,732	374,721

TOTAL ASSETS	667,537	689,624
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	11,296	6,291
Current maturities of Series B Debentures	19,796	19,796
Accrued expenses and other liabilities	74,057	77,873
Current maturities of operating lease liabilities	5,705	6,623
Deferred revenue	31,928	38,541
Total current liabilities	142,782	149,124

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	19,768	39,543
Deferred tax liabilities	8,517	10,820
Other long-term liabilities	11,469	11,538
Long-term operating lease liabilities	17,816	21,084
Accrued severance pay	7,443	7,568
Total long-term liabilities	65,013	90,553

EQUITY	459,742	449,947

TOTAL LIABILITIES AND EQUITY	667,537	689,624

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the six months ended June 30,
	2024	2023
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	36,118	29,838
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	10,349	10,743
Accretion of discount on Series B Debentures	22	32
Capital (gain) loss from sale of property and equipment	(9)	86
Stock-based compensation related to options issued to employees	1,583	1,922

Net changes in operating assets and liabilities, net of amount acquired:
Decrease (increase) in trade receivables, net and unbilled receivables	(12,723)	2,351
Increase (decrease) in deferred tax liabilities, net	(1,428)	45
Decrease (increase) in other operating assets	3,445	(390)
Increase (decrease) in trade payables	4,446	(1,014)
Decrease in other operating liabilities	(8,354)	(12,572)
Increase (decrease) in deferred revenues	(6,587)	5,284
Increase in accrued severance pay, net	171	466
Net cash provided by operating activities	27,033	36,791

Cash flows from investing activities:
Purchase of property and equipment	(1,146)	(1,439)
Proceeds from (investment in) deposits	12,136	(70,002)
Proceeds from sale of property and equipment	14	30
Payments for business acquisitions, net of cash acquired	(375)	-
Capitalized software development costs	(3,540)	(3,337)
Acquisition of intellectual property	-	(177)
Net cash provided by (used in) investing activities	7,089	(74,925)

Cash flows from financing activities:
Proceeds from employee stock options exercised	98	-
Distribution of dividend	(15,635)	(13,796)
Repayment of Series B Debenture	(19,796)	(19,796)
Acquisition of non-controlling interest	(4,131)	-
Dividend to non-controlling interest	-	(47)
Net cash used in financing activities	(39,464)	(33,639)

Effect of exchange rate changes on cash and cash equivalents	1,272	905

Decrease in cash and cash equivalents	(4,070)	(70,868)
Cash and cash equivalents at the beginning of period	126,716	160,285

Cash and cash equivalents at the end of period	122,646	89,417

Debentures Covenants

As of June 30, 2024, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

▪	Target shareholders’ equity (excluding non-controlling interest): above $120 million.

▪	Actual shareholders’ equity (excluding non-controlling interest) equal to $459.7 million.

Covenant 2

▪	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65%.

▪	Actual ratio of net financial indebtedness to net capitalization equal to (46.79)%.

Covenant 3

▪	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

▪	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (1.45).